Exhibit 99.1

Hywin Holdings Ltd. to Hold Annual General Meeting on June 28, 2024

SHANGHAI, June 7, 2024 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. ("Hywin Wealth", “Hywin”, or the "Company") (NASDAQ: HYW), today announced that an annual general meeting (the "AGM") of the Company will be held through a conference call on Friday, June 28, 2024, at 10:00 a.m., Beijing time (or 10:00 p.m. Thursday, June 27, 2024, Eastern Time).

No proposal will be submitted for shareholder approval at the AGM.

The record date (the "Record Date") for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on June 6, 2024.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company's American Depositary Shares ("ADSs") are also welcome to attend the AGM.

The Company’s annual report for the fiscal year ended June 30, 2023 can be accessed on the Company’s investor relations website at https://ir.hywinwealth.com as well as the website of the U.S. Securities and Exchange Commission at http://www.sec.gov. The Company will provide a hard copy of its annual report for the year ended June 30, 2023 containing the audited consolidated financial statements, free of charge, to its shareholders and holders of ADSs upon request. Requests should be directed to the Company’s investor relations department at ir@hywinwealth.com.

Details for the conference call are as follows:

Event Title: Hywin Holdings Ltd. Fiscal Year 2023 Annual General Meeting Conference Call

Registration Link: https://dpregister.com/sreg/10189772/fcaa627798

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A live webcast of the conference call will also be available at the Company’s investor relations website at https://ir.hywinwealth.com/. An archived webcast will be available through the same link following the call.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth and health management service provider in China focusing on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are insurance brokerage services, health management services, overseas wealth and asset management services, and other wealth management services. The Company offers insurance brokerage services through collaborations with leading insurance companies in Hong Kong and globally. The Company also offers integrated and high-end health screening and health management services to high-net-worth clients in China, and aims to serve clients across market cycles and life cycles. For more information, please visit https://ir.hywinwealth.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com